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To the Limited Partners of Marriott Residence Inn II Limited Partnership:


         As your fellow limited partner, we are writing to inform you of our significant concerns about the way that the Partnership's General Partner, a subsidiary of Host Marriott Corp., is managing our investment. In particular, we are concerned that the General Partner's recent unilateral commitment to spend approximately 40% of the Partnership's cash balances (approximately $135 per unit) on capital expenditures to the hotels, rather than distributing the money to the limited partners, likely means that the limited partners will end up with less money, at some indeterminate time in the future, than we all would have if the cash were simply distributed now.

         The General Partner has committed to give the hotel manager, a subsidiary of Marriott International Inc., $9.7 million of cash (and potentially more next year) to spend on capital improvements to the Partnership's Residence Inn hotels. However, those improvements will likely not benefit the limited partners. They will instead likely benefit whoever purchases the hotels, which are being marketed for sale. They will also directly benefit Marriott International (and, potentially, indirectly benefit Host Marriott), which manages approximately 90% of the hotels owned by Host Marriott. The cash balances we are talking about are excess balances; the Partnership has already funded a capital replacement account that as of September 7, 2001 totaled approximately $6 million and is maintained by the hotel manager. We believe that these excess cash balances should be distributed to the limited partners now.

         We are enclosing a copy of the letter that we have recently sent to the General Partner discussing these concerns in greater detail.

         If you have any questions, similar concerns, or wish to take action in support of our efforts to get the limited partners' money distributed now, you can contact us at (801) 485-7309 or Robert Parsons, the General Partner's President and Manager, at (301) 380-7209.

                                           Very truly yours,



                                           Madison Liquidity Investors 117, LLC

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